September 27, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC  20549

Re:	AT&T Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 3, 2012
Form 8-K filed January 26, 2012
File No. 1-8610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated September 18, 2012 to Mr. John J. Stephens, Senior Executive Vice President and Chief Financial Officer of AT&T Inc. (the “Company” or “we”).  For your convenience, we have included the staff’s comments herein and keyed our responses accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge the staff’s position that comments or changes in response to the staff comments in the proposed disclosure in the Forms 10-Q and 8-K do not foreclose the Commission from taking any action with respect to the filing.  We also understand the staff’s position that the staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the staff’s comments are set forth below.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 8

Equipment failures, natural disasters, computer hacking and terrorist attacks may materially adversely affect our operations

1.
We note your disclosure that computer hacking or other breaches of network or IT security that affect your wireline and wireless networks could have a material adverse effect on your operations.  We also have read several reports of various cyber attacks directed at the company.  If in fact, you have experienced cyber attacks, security breaches or other similar events in the past, beginning with your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure.  Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:

We will update the text of the Risk Factor cited above consistent with your direction.  An example of what a future disclosure may look like is shown in the following new language (bolded for ease of reading):

Major equipment failures or natural disasters, including severe weather, computer hacking, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party owned local and long-distance networks on which we rely, our cell sites or other equipment, or our customer account support and information systems, could have a material adverse effect on our operations.  While we have not been subject to any security breaches or cyber attacks that have had a material adverse effect on our operations, our inability to operate our wireline, wireless or customer-related support systems as a result of such events, even for a limited time period, could result in significant expenses, potential legal liability, a loss of customers or impair our ability to attract new customers, which could have a material adverse effect on our business, results of operations and financial condition.

Exhibit 13

Notes to Consolidated Financial Statements

Note 6. Goodwill and Other Intangible Assets, page 47

2.
We note that in 2011 you recorded a $2,745 million goodwill impairment in the Advertising Solutions segment and also reclassified $1,927 million of goodwill from the Advertising Solution segment to the Wireline segment. Tell us in more detail your basis for reallocating the $1,927 million goodwill to the Wireline segment and why such reclassification was made at the same date you recorded the $2,745 million impairment.

Response:

During 2011, management explored a strategy to identify a potential buyer for our Advertising Solutions business.  As part of that process, it was determined that the portion of that operation dedicated to selling advertising on our U-verse video platform, on mobile devices and through our Internet portal (“3-Screen” business) would be excluded from a potential sale transaction.  In May 2011, we began internally reporting the results of that operation separately from the rest of the Advertising Solutions business.

In accordance with ASC 350 requirements, we initiated a process of evaluating the relative fair values of the two businesses.   In allocating the values, $1,927 million of the total segment goodwill was to be allocated to the 3-screen business, which was moved to our Wireline segment where we report our total U-verse product offering. We engaged a valuation firm to assess the fair values of the two businesses as of May 31, 2011.  Their valuation analysis relied primarily on an income approach based on discounted cash flows.  The valuations of the businesses were not completed until the fourth quarter, at which time we recorded the new goodwill allocations.  The impairment recorded was based on a fourth-quarter valuation that reflected deteriorating industry conditions in the remaining Advertising Solutions business and the associated impact on potential market participants.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Consolidated Financial Statements (unaudited)

Note 1 Preparation of Interim Financial Statements

Basis of Presentation, page 7

3.
We note that in May 2012 you completed the sale of the Advertising Solutions segment to an affiliate of Cerberus for $750 in cash, $200 note and a 47% interest in the new entity, YP Holdings. Tell us how you determined the fair value of YP Holdings.  Also tell us whether you recognized a gain or loss on the sale.

Response:

We determined the fair value of YP Holdings using a discounted cash flow model updated for cash flow projections at the date of the close of the transaction.  The fair value generated by that model was adjusted by the financial obligations incurred by YP Holdings in the structuring of the sale transaction and resulted in a value of $116.5 million for our 47% interest.

We recognized a $25.3 million loss on the sale of the business which was below our materiality threshold for separate disclosure in our financial statements.

Form 8-K filed January 26, 2012

Exhibit 99.2

Non-GAAP Financial Reconciliations

4.
We note that the non-GAAP measures labeled Net Debt-to-Adjusted EBITDA Ratio, Adjusted Operating Income Margin and Adjusted Diluted EPS eliminates charges attributed to your benefit plan actuarial loss for 2011. Please disclose what these actuarial loss adjustments represent in the context of your pension and other benefits accounting policy of immediate recognition of actuarial gains and losses as well as provide quantitative context for the actual and expected asset returns. In this regard, clarify your disclosure by stating (2011 amounts are shown for example below):

•
That the non-GAAP measure excludes all actuarial losses (a $6 billion loss in 2011) associated with your pension and benefit plans, which you immediately recognize in the income statement, pursuant to your accounting policy for the recognition of actuarial gains/losses.

•
As a result, the non-GAAP measure reflects an expected return on plan assets of $X (based on an average expected return on plan assets of 8.25%), rather than the actual return on plan assets of $X (actual return of Y %), as included in the GAAP measure of income.

Response:

We will clarify our disclosures in future Form 8-K reporting to include the requested language when presenting non-GAAP measures which include adjustments for actuarial gains or losses.

*            *            *

Please let me know if you have any additional comments.

Sincerely,

/s/ John J. Stephens
John J. Stephens
Senior Executive Vice President
    and Chief Financial Officer